UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

On December 16, 2024, the board of directors of ESGL Holdings Limited (the “Company”) approved and adopted the Company’s Equity Incentive Plan (the “Plan”), which became effective on January 2, 2025. The Plan provides for the granting and issuance of Unrestricted Stock Awards (as defined in the Plan). The maximum number of shares available for the grant and issuance of such Unrestricted Stock Awards under the Plan is 1,201,821 ordinary shares of the Company. A copy of the Plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

10.1	ESGL Holdings Limited Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: January 15, 2025